Filed by salesforce.com, inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Slack Technologies, Inc.

Commission File No.: 001-38926

Date: December 8, 2020

This filing relates to the proposed merger of Slack Technologies, Inc., a Delaware Corporation (“Slack”), with Skyline Strategies I Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“Salesforce”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 1, 2020, by and among Salesforce, Merger Sub I, Skyline Strategies II LLC, a Delaware corporation and a wholly owned subsidiary of Salesforce, and Slack.

[The following excerpts are from Salesforce’s Investor Day 2020 presentation on December 8, 2020]

Forward-Looking Statement Safe harbor statement under the Private Securities Litigation Reform Act of 1995.  This presentation contains forward-looking statements about the company's ﬁnancial and operating results, which may include expected GAAP and non-GAAP ﬁnancial and other operating and non-operating results, including revenue, net income, earnings per share, operating cash ﬂow growth, operating margin improvement, expected revenue growth, expected current remaining performance obligation growth, expected tax rates, stock-based compensation expenses, amortization of purchased intangibles, shares outstanding, market growth, environmental, social and governance goals, expected capital allocation, including mergers and acquisitions (such as the proposed acquisition of Slack Technologies, Inc.), capital expenditures and other investments, expectations regarding closing contemplated acquisitions and contributions from acquired companies.  The achievement or success of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions.  If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company’s results could diﬀer materially from the results expressed or implied by the forward-looking statements it makes.   The risks and uncertainties referred to above include -- but are not limited to -- risks associated with our ability to consummate the proposed Slack Technologies, Inc. transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; our ability to secure regulatory approvals on the terms expected, in a timely manner or at all; our ability to successfully integrate Slack Technologies, Inc.’s operations; our ability to implement its plans, forecasts and other expectations with respect to Slack Technologies, Inc.’s business after the completion of the transaction and realize expected synergies; our ability to realize the anticipated beneﬁts of the proposed transaction, including the possibility that the expected beneﬁts from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Slack Technologies, Inc.’s business model on our ability to forecast revenue results; disruption from the transaction making it more diﬃcult to maintain business and operational relationships; the negative eﬀects of the announcement or the consummation of the proposed transaction on the market price of our common stock or on our operating results; signiﬁcant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the eﬀect of the announcement of the merger on the ability of Salesforce or Slack Technologies, Inc. to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we or Slack Technologies, Inc. do business, or on our or Slack Technologies, Inc.’s operating results and business generally; the impact of, and actions we may take in response to, the COVID-19 pandemic, related public health measures and resulting economic downturn and market volatility; our ability to maintain service performance and security levels meeting the expectations of our customers, and the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate performance degradation and security breaches; the expenses associated with our data centers and third-party infrastructure providers; our ability to secure and costs related to additional data center capacity; our reliance on third-party hardware, software and platform providers; the eﬀect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; current and potential litigation involving us or our industry, including litigation involving acquired entities such as Tableau, and the resolution or settlement thereof; regulatory developments and regulatory investigations involving us or aﬀecting our industry; our ability to successfully introduce new services and product features, including any eﬀorts to expand our services beyond the CRM market; the success of our strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; our ability to realize the beneﬁts from strategic partnerships, joint ventures and investments; our ability to successfully integrate acquired businesses and technologies; our ability to compete in the market in which we participate; the success of our business strategy and our plan to build our business, including our strategy to be a leading provider of enterprise cloud computing applications and platforms; our ability to execute our business plans; our ability to continue to grow unearned revenue and remaining performance obligation; the pace of change and innovation in enterprise cloud computing services; the seasonal nature of our sales cycles; our ability to limit customer attrition and costs related to those eﬀorts; the success of our international expansion strategy; the demands on our personnel and infrastructure resulting from signiﬁcant growth in our customer base and operations, including as a result of acquisitions; our dependency on the development and maintenance of the infrastructure of the Internet; our real estate and oﬃce facilities strategy and related costs and uncertainties; ﬂuctuations in, and our ability to predict, our operating results and cash ﬂows; the variability in our results arising from the accounting for term license revenue products; the performance and fair value of our investments in complementary businesses through our strategic investment portfolio; the impact of future gains or losses from our strategic investment portfolio including gains or losses from overall market conditions that may aﬀect the publicly traded companies within our strategic investment portfolio; our ability to protect our intellectual property rights; our ability to develop our brands; the impact of foreign currency exchange rate and interest rate ﬂuctuations on our results; the valuation of our deferred tax assets and the release of related valuation allowances; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws; uncertainties aﬀecting our ability to estimate our tax rate; uncertainties regarding our tax obligations in connection with potential jurisdictional transfers of intellectual property, including the tax rate, the timing of the transfer and the value of such transferred intellectual property; uncertainties regarding the eﬀect of general economic and market conditions; the impact of geopolitical events; uncertainties regarding the impact of expensing stock options and other equity awards; the suﬃciency of our capital resources; risks related to our 2023 and 2028 senior notes, revolving credit facility and loan associated with 50 Fremont; our ability to comply with our debt covenants and lease obligations; and the impact of climate change, natural disasters and actual or threatened public health emergencies, including the ongoing COVID-19 pandemic.   Further information on these and other factors that could aﬀect the company’s ﬁnancial results is included in the reports on Forms 10-K, 10-Q and 8-K and in other ﬁlings it makes with the Securities and Exchange Commission from time to time.  These documents are available on the SEC Filings section of the Investor Information section of the company’s website at www.salesforce.com/investor. The Investor Information section of the company’s website at www.salesforce.com/investor contains a signiﬁcant amount of information about Salesforce, including ﬁnancial and other information for investors. Salesforce encourages investors to visit this website from time to time, as information is updated and new information is posted. Salesforce.com, inc. assumes no obligation and does not intend to update these forward-looking statements, except as required by law. No Oﬀer or Solicitation This communication is not intended to and shall not constitute an oﬀer to buy or sell or the solicitation of an oﬀer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction.  No oﬀering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, the Company intends to ﬁle with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack Technologies Inc. and that also constitutes a prospectus of the Company.  Each of the Company and Slack Technologies Inc. may also ﬁle other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Slack Technologies Inc. may ﬁle with the SEC.  The deﬁnitive proxy statement/ prospectus (if and when available) will be mailed to stockholders of Slack Technologies Inc.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Slack Technologies Inc. and the proposed transaction, once such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents ﬁled with the SEC by the Company will be available free of charge on the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.  Copies of the documents ﬁled with the SEC by Slack Technologies Inc.  will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack Technologies Inc.’s Investor Relations department at ir@slack.com.   Participants in the Solicitation The Company, Slack Technologies Inc. and certain of their respective directors and executive oﬃcers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive oﬃcers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was ﬁled with the SEC on May 1, 2020, and the Company’s Annual Report on Form 10-K for the ﬁscal year ended January 31, 2020, which was ﬁled with the SEC on March 5, 2020, as well as in a Form 8-K ﬁled by the Company with the SEC on June 1, 2020.  Information about the directors and executive oﬃcers of Slack Technologies Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack Technologies Inc.’s proxy statement for its 2020 Annual Meeting of Stockholders, which was ﬁled with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the ﬁscal year ended January 31, 2020, which was ﬁled with the SEC on March 12, 2020.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be ﬁled with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Slack Technologies Inc. using the sources indicated above. Forward-Looking Statement Safe harbor statement under the Private Securities Litigation Reform Act of 1995. This presentation contains forward-looking statements about the company's ﬁnancial and operating results, which may include expected GAAP and non-GAAP ﬁnancial and other operating and non-operating results, including revenue, net income, earnings per share, operating cash ﬂow growth, operating margin improvement, expected revenue growth, expected current remaining performance obligation growth, expected tax rates, stock-based compensation expenses, amortization of purchased intangibles, shares outstanding, market growth, environmental, social and governance goals, expected capital allocation, including mergers and acquisitions (such as the proposed acquisition of Slack Technologies, Inc.), capital expenditures and other investments, expectations regarding closing contemplated acquisitions and contributions from acquired companies. The achievement or success of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company’s results could diﬀer materially from the results expressed or implied by the forward-looking statements it makes. The risks and uncertainties referred to above include -- but are not limited to -- risks associated with our ability to consummate the proposed Slack Technologies, Inc. transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; our ability to secure regulatory approvals on the terms expected, in a timely manner or at all; our ability to successfully integrate Slack Technologies, Inc.’s operations; our ability to implement its plans, forecasts and other expectations with respect to Slack Technologies, Inc.’s business after the completion of the transaction and realize expected synergies; our ability to realize the anticipated beneﬁts of the proposed transaction, including the possibility that the expected beneﬁts from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Slack Technologies, Inc.’s business model on our ability to forecast revenue results; disruption from the transaction making it more diﬃcult to maintain business and operational relationships; the negative eﬀects of the announcement or the consummation of the proposed transaction on the market price of our common stock or on our operating results; signiﬁcant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the eﬀect of the announcement of the merger on the ability of Salesforce or Slack Technologies, Inc. to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom we or Slack Technologies, Inc. do business, or on our or Slack Technologies, Inc.’s operating results and business generally; the impact of, and actions we may take in response to, the COVID-19 pandemic, related public health measures and resulting economic downturn and market volatility; our ability to maintain service performance and security levels meeting the expectations of our customers, and the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate performance degradation and security breaches; the expenses associated with our data centers and third-party infrastructure providers; our ability to secure and costs related to additional data center capacity; our reliance on third-party hardware, software and platform providers; the eﬀect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; current and potential litigation involving us or our industry, including litigation involving acquired entities such as Tableau, and the resolution or settlement thereof; regulatory developments and regulatory investigations involving us or aﬀecting our industry; our ability to successfully introduce new services and product features, including any eﬀorts to expand our services beyond the CRM market; the success of our strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; our ability to realize the beneﬁts from strategic partnerships, joint ventures and investments; our ability to successfully integrate acquired businesses and technologies; our ability to compete in the market in which we participate; the success of our business strategy and our plan to build our business, including our strategy to be a leading provider of enterprise cloud computing applications and platforms; our ability to execute our business plans; our ability to continue to grow unearned revenue and remaining performance obligation; the pace of change and innovation in enterprise cloud computing services; the seasonal nature of our sales cycles; our ability to limit customer attrition and costs related to those eﬀorts; the success of our international expansion strategy; the demands on our personnel and infrastructure resulting from signiﬁcant growth in our customer base and operations, including as a result of acquisitions; our dependency on the development and maintenance of the infrastructure of the Internet; our real estate and oﬃce facilities strategy and related costs and uncertainties; ﬂuctuations in, and our ability to predict, our operating results and cash ﬂows; the variability in our results arising from the accounting for term license revenue products; the performance and fair value of our investments in complementary businesses through our strategic investment portfolio; the impact of future gains or losses from our strategic investment portfolio including gains or losses from overall market conditions that may aﬀect the publicly traded companies within our strategic investment portfolio; our ability to protect our intellectual property rights; our ability to develop our brands; the impact of foreign currency exchange rate and interest rate ﬂuctuations on our results; the valuation of our deferred tax assets and the release of related valuation allowances; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws; uncertainties aﬀecting our ability to estimate our tax rate; uncertainties regarding our tax obligations in connection with potential jurisdictional transfers of intellectual property, including the tax rate, the timing of the transfer and the value of such transferred intellectual property; uncertainties regarding the eﬀect of general economic and market conditions; the impact of geopolitical events; uncertainties regarding the impact of expensing stock options and other equity awards; the suﬃciency of our capital resources; risks related to our 2023 and 2028 senior notes, revolving credit facility and loan associated with 50 Fremont; our ability to comply with our debt covenants and lease obligations; and the impact of climate change, natural disasters and actual or threatened public health emergencies, including the ongoing COVID-19 pandemic. Further information on these and other factors that could aﬀect the company’s ﬁnancial results is included in the reports on Forms 10-K, 10-Q and 8-K and in other ﬁlings it makes with the Securities and Exchange Commission from time to time. These documents are available on the SEC Filings section of the Investor Information section of the company’s website at www.salesforce.com/investor. The Investor Information section of the company’s website at www.salesforce.com/investor contains a signiﬁcant amount of information about Salesforce, including ﬁnancial and other information for investors. Salesforce encourages investors to visit this website from time to time, as information is updated and new information is posted. Salesforce.com, inc. assumes no obligation and does not intend to update these forward-looking statements, except as required by law. No Oﬀer or Solicitation This communication is not intended to and shall not constitute an oﬀer to buy or sell or the solicitation of an oﬀer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, the Company intends to ﬁle with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack Technologies Inc. and that also constitutes a prospectus of the Company. Each of the Company and Slack Technologies Inc. may also ﬁle other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Slack Technologies Inc. may ﬁle with the SEC. The deﬁnitive proxy statement/ prospectus (if and when available) will be mailed to stockholders of Slack Technologies Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Slack Technologies Inc. and the proposed transaction, once such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents ﬁled with the SEC by the Company will be available free of charge on the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com. Copies of the documents ﬁled with the SEC by Slack Technologies Inc. will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack Technologies Inc.’s Investor Relations department at ir@slack.com. Participants in the Solicitation The Company, Slack Technologies Inc. and certain of their respective directors and executive oﬃcers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive oﬃcers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was ﬁled with the SEC on May 1, 2020, and the Company’s Annual Report on Form 10-K for the ﬁscal year ended January 31, 2020, which was ﬁled with the SEC on March 5, 2020, as well as in a Form 8-K ﬁled by the Company with the SEC on June 1, 2020. Information about the directors and executive oﬃcers of Slack Technologies Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack Technologies Inc.’s proxy statement for its 2020 Annual Meeting of Stockholders, which was ﬁled with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the ﬁscal year ended January 31, 2020, which was ﬁled with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be ﬁled with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Slack Technologies Inc. using the sources indicated above.

Generational Opportunity



~$50B+
FY26 Target Including Slack[1]
~19%
FY21 - FY26
CAGR
~17%
FY22 - FY26
CAGR
~$46B
Core FY26 Target[1]
~$4B
Slack FY26 Target[1]
slack
FY25
FY24
FY23
~$24.8B
Core FY22[1]
~38%
FY22 - FY26
CAGR
~$0.6B
Slack Stub FY22[1]
slack
~$21.1B
FY21[1]
$17.1B
FY20
$13.3B
FY19
$10.5B
FY18
$8.4B
FY17
$6.7B
FY16

FY21: High end of FY21 revenue guide of $21.10B to $21.11B as of December 1 2020. FY22: High end of FY22 revenue guide of $25.45B to $25.55B including $600M from Slack and $150M from Acumen Solutions as of December 1, 2020. FY26: Long range target for FY26 of $50B inclusive of FY26 long range target for Slack of $4B as of December 8, 2020. Long range target for Slack is based on Salesforce projections and assumes the integration of Slack into Salesforce and associated synergies.
FY22E - FY26E Slack CAGR calculated on FY22 $0.6B Slack stub guidance annualized (calculated as $1.1B) based on assumption of close date in late Q2 FY22 as of December 1, 2020. FY21E - FY26E CAGR based on high end of FY21 revenue guide of $21.10B to $21.11B as of December 1, 2020 and FY26 long range target of $50B as of December 8, 2020.

FY22 Non-GAAP Op Margin Dynamics

Range of outcomes framed by operating efficiencies and M&A dilution


18.6%
17.6%
16.6%
FY21 Guide
FY22 Core Expansion
Includes T&E and Real Estate savings offset by growth investments such as GTM and Technology capacity
FY22 Slack Dilution
FY22 Bridge
Range of Net Expansion + Dilution
Pro tip: don't use a ruler.

Illustrations above do not reflect actual guidance. FY22 Non-GAAP Operating Margin guidance to be provided at a later date.

Fastest to Generational Opportunity ~$ Subtitle text 50B+ 1 FY26 Target Including Slack $28.4B Fastest to $ 20B Fastest to $ 10B Fastest to $ $10.2B 5B $5.4B 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 Years Since Company Founded Note: Salesforce revenue of $5.4B in FY15 and $10.5B in FY19. Source for Microsoft, Oracle and SAP revenues: FactSet. Footer Placeholder FY21: High end of FY21 revenue guide of $21.10B to $21.11B as of December 1 2020. FY22: High end of FY22 revenue guide of $25.45B to $25.55B as of December 1, 2020. FY26: Long range target for FY26 of $50B inclusive of long range target for Slack for FY26 of $4B as of December 8, 2020. Long range target for Slack is based on Salesforce projections and assumes the integration of Slack into Salesforce and associated synergies. Fastest to Generational Opportunity ~$ Subtitle text 50B+ 1 FY26 Target Including Slack $28.4B Fastest to $ 20B Fastest to $ 10B Fastest to $ $10.2B 5B $5.4B 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 Years Since Company Founded Note: Salesforce revenue of $5.4B in FY15 and $10.5B in FY19. Source for Microsoft, Oracle and SAP revenues: FactSet. Footer Placeholder FY21: High end of FY21 revenue guide of $21.10B to $21.11B as of December 1 2020. FY22: High end of FY22 revenue guide of $25.45B to $25.55B as of December 1, 2020. FY26: Long range target for FY26 of $50B inclusive of long range target for Slack for FY26 of $4B as of December 8, 2020. Long range target for Slack is based on Salesforce projections and assumes the integration of Slack into Salesforce and associated synergies.

Salesforce Customer 360 + *Subject to the closing of the proposed acquisition of Slack, anticipated in the ﬁscal quarter ending July 31, 2021.Salesforce Customer 360 + *Subject to the closing of the proposed acquisition of Slack, anticipated in the ﬁscal quarter ending July 31, 2021.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Salesforce.com, Inc. (“Salesforce”) and Slack Technologies, Inc. (“Slack”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Salesforce or Slack stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of Salesforce or Slack to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Salesforce or Slack do business, or on Salesforce’s or Slack’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of Salesforce to successfully integrate Slack’s operations; the ability of Salesforce to implement its plans, forecasts and other expectations with respect to Salesforce’s business after the completion of the transaction and realize expected synergies; and business disruption following the merger. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Salesforce’s and Slack’s respective periodic reports and other filings with the SEC, including the risk factors identified in Salesforce’s and Slack’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Salesforce nor Slack undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Salesforce intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Slack and that also constitutes a prospectus of Salesforce. Each of Salesforce and Slack may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Salesforce or Slack may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Salesforce and Slack. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Salesforce, Slack and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge on Salesforce’s website at http://www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Slack will be available free of charge on Slack’s website at investor.slackhq.com or by contacting Slack’s Investor Relations department at ir@slack.com.

Participants in the Solicitation

Salesforce, Slack and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Salesforce, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Salesforce’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2020, and Salesforce’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 5, 2020, as well as in a Form 8-K filed by Salesforce with the SEC on June 1, 2020. Information about the directors and executive officers of Slack, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Slack’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on May 5, 2020, and Slack’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Salesforce or Slack using the sources indicated above.